FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice to the Market dated August 3, 2012

COSAN S.A. INDÚSTRIA E COMÉRCIO Corp. Taxpayer ID (CNPJ): 50.746.577/0001-15 Company Registry (NIRE): 35.300.177.045 Publicly-Held Company	COSAN LIMITED BDR Issuer Corp. Taxpayer ID (CNPJ): 08.887.330/0001-52

Notice to the Market

COSAN LIMITED (NYSE: CZZ AND BM&FBOVESPA: CZLT11) AND COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBOVESPA: CSAN3; “Cosan”) hereby announce to their investors and the market in general that Raízen Energia Participações S.A. and Raízen Combustíveis S.A., companies founded through the joint venture between Cosan and Shell Brazil Holdings B.V.(“Shell”), received the following ratings from these credit rating agencies:

Agency	Publication Date	Rating Global	Rating National	Outlook
Fitch Ratings	July 5, 2012	BBB	AAA(bra)	Stable
Moody´s	July 10, 2012	Baa3	Aaa.br	Stable
Standard & Poor's	July 31, 2012	BBB	brAAA	Stable

All three agencies analyze Raízen Energia and Raízen Combustíveis as a single combined entity (Raízen).

Fitch Ratings expects Raízen to continue to maintain a conservative capital structure in the coming years, keeping its disciplined financial strategy and low leverage while adequately managing its businesses’ growth.

Moody’s rating reflects Raízen's credit metrics and solid positioning in both the upstream and downstream fuel businesses in Brazil.

The Standard & Poor's ratings on Raízen reflect its view of the company’s satisfactory business profile, intermediate financial risk profile, and adequate liquidity.

São Paulo, August 3, 2012

Marcelo Martins
CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	August 3, 2012	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer